FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 28, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X                               Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 June 2022	183,579	225.20	222.50	224.0200	LSE
28 June 2022	0	0.00	0.00	0.0000	CHIX
28 June 2022	0	0.00	0.00	0.0000	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 18 February 2022, as announced on 18 February 2022.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 132,754,859 Ordinary Shares in treasury and have 10,450,475,804 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
28 June 2022	08:07:18	BST	5425	222.50	LSE	1561856
28 June 2022	08:07:18	BST	1761	222.50	LSE	1,561,854
28 June 2022	08:07:56	BST	1900	222.80	LSE	1,563,312
28 June 2022	08:07:56	BST	6776	222.80	LSE	1,563,309
28 June 2022	08:07:56	BST	9396	222.80	LSE	1,563,307
28 June 2022	08:09:55	BST	6829	223.50	LSE	1,567,015
28 June 2022	08:10:06	BST	6798	223.60	LSE	1,567,372
28 June 2022	08:12:03	BST	845	224.00	LSE	1,571,404
28 June 2022	08:12:10	BST	307	224.00	LSE	1,571,589
28 June 2022	08:12:10	BST	6912	224.00	LSE	1,571,591
28 June 2022	08:13:02	BST	8002	224.10	LSE	1,573,841
28 June 2022	08:13:08	BST	7212	224.00	LSE	1,574,132
28 June 2022	08:13:26	BST	7090	223.90	LSE	1,574,861
28 June 2022	08:13:33	BST	7086	223.80	LSE	1,575,067
28 June 2022	08:14:05	BST	3164	223.70	LSE	1,576,171
28 June 2022	08:14:05	BST	1329	223.70	LSE	1,576,169
28 June 2022	08:14:05	BST	224	223.70	LSE	1,576,166
28 June 2022	08:14:18	BST	2272	223.70	LSE	1,576,595
28 June 2022	08:18:07	BST	335	223.10	LSE	1,584,805
28 June 2022	08:20:38	BST	6695	223.40	LSE	1,589,739
28 June 2022	08:20:38	BST	1022	223.40	LSE	1,589,737
28 June 2022	08:27:12	BST	4684	224.00	LSE	1,602,450
28 June 2022	08:27:12	BST	2258	224.00	LSE	1,602,447
28 June 2022	08:27:16	BST	6841	223.90	LSE	1,602,721
28 June 2022	08:30:07	BST	7688	223.40	LSE	1,608,638
28 June 2022	08:33:17	BST	5416	224.20	LSE	1,615,929
28 June 2022	08:33:17	BST	1120	224.20	LSE	1,615,927
28 June 2022	08:35:42	BST	6584	224.10	LSE	1,620,907
28 June 2022	08:41:20	BST	5657	224.90	LSE	1,632,919
28 June 2022	08:41:20	BST	2236	224.90	LSE	1,632,917
28 June 2022	08:42:37	BST	700	224.90	LSE	1,635,901
28 June 2022	08:42:37	BST	6231	224.90	LSE	1,635,903
28 June 2022	08:44:35	BST	6785	224.80	LSE	1,640,112
28 June 2022	08:46:39	BST	105	225.10	LSE	1,645,586
28 June 2022	08:46:39	BST	6835	225.10	LSE	1,645,584
28 June 2022	08:47:48	BST	7539	224.60	LSE	1,648,227
28 June 2022	08:55:20	BST	7018	225.00	LSE	1,665,042
28 June 2022	08:57:28	BST	7536	225.20	LSE	1,668,912
28 June 2022	08:57:52	BST	3566	225.00	LSE	1,669,512
28 June 2022	08:57:52	BST	905	225.00	LSE	1,669,508
28 June 2022	08:57:52	BST	1832	225.00	LSE	1,669,506
28 June 2022	08:57:52	BST	663	225.00	LSE	1,669,510

Date: 28 June 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary